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EXHIBIT 99.1

For Ministry Use Only À l'usage exclusif du ministère	Ontario Corporation Number Numéro de la compagnie en Ontario
1586124

[Logo of Ontario]	Ministry of Consumer and Business Services	Ministère des Services aux consommateurs et aux entreprises
CERTIFICATE		CERTIFICAT
This is to certify that these articles are effective on		Ceci certifie que les présents status entrent en vigueur le

AUGUST 29 AOÛT, 2003

[Signature] Director / Directrice Business Corporations Act / Loi sur les sociétés par actions

Form 4
Business Corporations Act

Formule
numéro 4
Loi sur les compagnies

ARTICLES OF AMALGAMATION
STATUTS DE FUSION

1.	The name of the amalgamated corporation is:	Dénomination sociale de la compagnie issue de la fusion :

/	M	/	I	/	/	D	/	E	/	V	/	E	/	L	/	O	/	P	/	M	/	E	/	N	/	T	/	S	/	/	I	/	N	/	C	/	.	/	/	/	/	/	/	/	/	/

/		/		/	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/	/	/	/	/	/	/	/	/

/		/		/	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/	/	/	/	/	/	/	/	/

/		/		/	/		/		/		/		/		/		/		/		/		/		/		/		/	/		/		/		/		/	/	/	/	/	/	/	/	/

2.	The address of the registered office is:	Adresse du siège social :
455 Magna Drive

(Street & Number or R.R. Number & if Multi-Office Building give Room No.) (Rue et numéro, ou numéro de la R.R. et, s'il s'agit d'un édifice à bureaux, numéro du bureau)
Aurora, Ontario		/	L	/	4	/	G	/	7	/	A	/	9	/

	(Name of Municipality or Post Office)	(Postal Code)
	(Nom de la municipalité ou du bureau de poste)	(Code Postal)
3.	Number (or minimum and maximum number) of directors is:	Nombre (ou nombres minimal et maximal) d'administrateurs :
MINIMUM 3; MAXIMUM 15
4.	The director(s) is/are:	Administrateur(s) :
First name, initials and surname	Address for service, giving Street & No. or R.R. No., Municipality and Postal Code.	Resident Canadian State Yes or No
Prénom, initiales et nom de famille	Domicile élu, y compris la rue et le numéro, le numéro de la R.R. ou le nom de la municipalité et le code postal	Résident Canadien Oui/Non

J. Brian Colburn	337 Magna Drive, Aurora, Ontario, L4G 7K1	Yes
Werner Czernohorsky	455 Magna Drive, Aurora, Ontario, L4G 7A9	Yes
Vincent J. Galifi	337 Magna Drive, Aurora, Ontario, L4G 7K1	Yes

5. A)	The amalgamation agreement has been duly adopted by the shareholders of each of the amalgamating corporations as required by subsection 176(4) of the Business Corporations Act on the date set out below.	☒	A)	Les actionnaires de chaque compagnie qui fusionne ont dûment adopté la convention de fusion conformément au paragraphe 176(4) de la Loi sur les compagnies à la date mentionnée ci-dessous.

	Check A or B		Cocher A ou B

B)
The amalgamation has been approved by the directors of each amalgamating corporation by a resolution as required by section 177 of the Business Corporations Act on the date set out below.
	The articles of amalgamation in substance contain the provisions of the articles of incorporation of	☐	B)
Les administrateurs de chaque compagnie qui fusionne ou approuvé la fusion par voie de résolution conformément à l'article 177 de la Loi sur les compagnies à la date mentionnée ci-dessous. Les statuts de fusion reprennent essentiellement les dispositions des statuts constitutifs de

	and are more particularly set out in these articles.			et sont énoncée textuellement aux présentés statuts.
Names of amalgamating corporations Dénomination sociale des compagnies qui fusionnent	Ontario Corporation Number Numéro de la compagnie en Ontario	Date of Adoption/Approval Date d'adoption ou d'approbation

1305291 ONTARIO INC.	1305291	2003-Aug-29
1305272 ONTARIO INC.	1305272	2003-Aug-29
MI DEVELOPMENTS INC.	1305274	2003-Aug-29
1276073 ONTARIO INC.	1276073	2003-Aug-29

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6.	Restrictions, if any, on business the corporation may carry on or on powers the corporation exercises:	Limites, s'il y a lieu, imposées aux activités commerciales ou aux pouvoirs de la compagnie:
None

7.	The classes and any maximum number of shares that the corporation is authorized to issue;	Catégories et nombre maximal, s'il y a lieu, d'actions que le compagnie est autorisée à émettre:
Unlimited number of Preferred Shares, issuable in series. 706,170 Class B Shares. Unlimited number of Class A Subordinate Voting Shares.

3

8.	Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:	Droits, privilèges, restrictions of conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions qui peut être émise en série:
See attached pages 4A to 4J.

4

4A

1.
The rights, privileges, restrictions and conditions attaching to the Preference Shares issuable in series are as follows:

(1)
The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of articles of amendment in prescribed form with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, privileges, rights, conditions and restrictions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions.

(2)
Each series of the said Preference Shares shall be entitled to preference over the Class A Subordinate Voting Shares and Class B Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Class A Subordinate Voting Shares and Class B Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued.

(3)
The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(4)
Subject to applicable law and the provisions of any particular series of Preference Shares, the holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

(5)
Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the said Preference Shares or to create shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization by a special resolution,

4B

    may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held.

2.
The rights, privileges, restrictions and conditions attaching to the 706,170 Class B Shares are as follows:

  Voting

  (1)
  The Class B Shares shall carry and be entitled to five hundred (500) votes per share at all meetings of shareholders of the Corporation, except a meeting of holders of a particular class or series of shares.

  Dividends

  (2)
  Subject to paragraph three (3), each Class B Share shall participate equally as to dividends with each Class A Subordinate Voting Share without preference, priority, or distinction. No dividend shall at any time be declared or set aside or paid on the Class A Subordinate Voting Shares unless on the same date a dividend in the same amount per share or identical property of equal value per share is declared to be payable on the Class B Shares which dividend shall be payable on the same date as that declared on the Class A Subordinate Voting Shares. The holders of Class B Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph two (2).

  (3)
  Notwithstanding paragraph two (2) hereof, the Board of Directors of the Corporation may, in declaring simultaneous dividends on both the Class A Subordinate Voting Shares and Class B Shares, cause the dividend on the Class A Subordinate Voting Shares to be payable in Class A Subordinate Voting Shares and the dividend on the Class B Shares to be payable in Class B Shares or Class A Subordinate Voting Shares, but no dividend payable in Class B Shares may be declared on the Class A Subordinate Voting Shares.

  Subdivision or Consolidation

  (4)
  Neither the Class B Shares nor the Class A Subordinate Voting Shares shall be subdivided, consolidated, reclassified, or otherwise changed unless the other class of shares is subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner.

4C

  Dissolution

  (5)
  In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class B Shares or Class A Subordinate Voting Shares shall be paid or distributed equally share for share to the holders of Class B Shares or Class A Subordinate Voting Shares respectively without preference or priority.

  Conversion

  (6)
  The Class B Shares, or any of them, may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time by the holder or holders thereof into fully-paid and non-assessable Class A Subordinate Voting Shares of the Corporation on the basis of one (1) Class A Subordinate Voting Share for each Class B Share; provided however that in the event of the liquidation, dissolution or winding-up of the Corporation such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up.

  (7)
  A holder of Class B Shares desiring to convert some or all of his Class B Shares into Class A Subordinate Voting Shares in accordance with the foregoing shall surrender the certificate or certificates representing the Class B Shares which he desires to be converted to the transfer agent for the time being of the Corporation, together with a request in writing for such conversion with his signature thereon verified, as the directors of the Corporation may from time to time require.

  Amendments to Articles

  (8)
  Any amendment to the Articles of the Corporation to delete or vary any privilege, right, condition or restriction attaching to the Class B Shares or to create shares ranking in priority to or on a parity with the Class B Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class B Shares, duly called for that purpose.

3.
The rights, privileges, restrictions and conditions attaching to the Class A Subordinate Voting Shares are as follows:

  Voting

  (1)
  The Class A Subordinate Voting Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except a meeting of holders of a particular class or series of shares.

4D

  Dividends

  (2)
  Subject to paragraph three (3), the holders of Class A Subordinate Voting Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors. Subject to paragraph three (3), each Class A Subordinate Voting Share shall participate equally as to dividends with each Class B Share without preference, priority, or distinction. No dividend shall at any time be declared or set aside or paid on the Class B Shares unless on the same date a dividend in the same amount per share or identical property of equal value per share is declared to be payable on the Class A Subordinate Voting Shares which dividend shall be payable on the same date as that declared on the Class B Shares. The holders of Class A Subordinate Voting Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph two (2).

  (3)
  Notwithstanding paragraph two (2) hereof, the Board of Directors of the Corporation may, in declaring simultaneous dividends, on both the Class A Subordinate Voting Shares and Class B Shares, cause the dividend on the Class A Subordinate Voting Shares to be payable in Class A Subordinate Voting Shares and the dividend on the Class B Shares to be payable in Class A Subordinate Voting Shares or in Class B Shares, but no dividend payable in Class B Shares may be declared on the Class A Subordinate Voting Shares.

  Subdivision or Consolidation

  (4)
  Neither the Class A Subordinate Voting Shares nor Class B Shares shall be subdivided, consolidated, reclassified, or otherwise changed unless the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

  Dissolution

  (5)
  In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class A Subordinate Voting Shares or Class B Shares shall be paid or distributed equally share for share to the holders of the Class A Subordinate Voting Shares or Class B Shares respectively without preference or priority.

  Amendments to Articles

  (6)
  Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Subordinate Voting Shares or to create shares ranking in priority to or on a parity with the Class A Subordinate Voting Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds

4E

    (2/3) of the votes cast at a meeting of the holders of the Class A Subordinate Voting Shares, duly called for that purpose.

4.
In addition to the provisions contained in Section 3 above, the holders of Class A Subordinate Voting Shares are entitled to certain protections in the event of an offer being made for the Class B Shares, as follows:

  Definitions

  (1)
  For the purposes of this Section 4:

  (a)
  "affiliate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

  (b)
  "associate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

  (c)
  "Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

  (d)
  "Converted Shares" means the Class B Shares of the Corporation resulting from the conversion of Class A Subordinate Voting Shares of the Corporation into Class B Shares pursuant to paragraph 2;

  (e)
  "Exclusionary Offer" means an offer to purchase Class B Shares that:

  (i)
  must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class B Shares are listed, be made to all or substantially all of the holders of Class B Shares who are in a province of Canada in which the requirement applies; and

  (ii)
  is not made concurrently with an offer to purchase Class A Subordinate Voting Shares that is identical to the offer to purchase Class B Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class B Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class B Shares, and for the purposes of this definition if an offer to purchase Class B Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for subclause (ii), the varying of any term

4F

      of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class A Subordinate Voting Shares;

    (f)
    "Expiry Date" means the last date upon which holders of Class B Shares may accept an Exclusionary Offer;

    (g)
    "Offer Date" means the date on which an Exclusionary Offer is made;

    (h)
    "Offeror" means a person or company that makes an offer to purchase Class B Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

    (i)
    "transfer agent" means the transfer agent for the time being of the Class B Shares.

  (2)
  Subject to paragraph 5, if an Exclusionary Offer is made, each outstanding Class A Subordinate Voting Share shall be convertible into one Class B Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class A Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Class A Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Class B Shares as above prescribed and in accordance with paragraph 4. If less than all of the Class A Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class A Subordinate Voting Shares represented by the original share certificate which are not to be converted.

  (3)
  An election by a holder of Class A Subordinate Voting Shares to exercise the conversion right provided for in paragraph 2 shall be deemed to also constitute irrevocable elections by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Class A Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Class A Subordinate Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal

4G

    from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Class A Subordinate Voting Shares pursuant to such deemed election shall become effective,

    (a)
    in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

    (b)
    in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

  (4)
  No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror for their Converted Shares pursuant to the offer. If Converted Shares are converted into Class A Subordinate Voting Shares pursuant to paragraph 3, the transfer agent shall deliver to the holders entitled thereto share certificates representing the Class A Subordinate Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this paragraph 4.

  (5)
  Subject to paragraph 6, the conversion right provided for in paragraph 2 shall not come into effect if:

  (a)
  prior to the time at which the offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class B Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

  (i)
  tender any shares in acceptance of any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

  (ii)
  make any Exclusionary Offer;

4H

      (iii)
      act jointly or in concert with any person or company that makes any Exclusionary Offer; or

      (iv)
      transfer any Class B Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class B Shares transferred or to be transferred to each transferee;

    (b)
    as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class B Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

    (i)
    the number of Class B Shares owned by the shareholder;

    (ii)
    that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

    (iii)
    that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

    (iv)
    that such shareholder shall not transfer any Class B Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class B Shares transferred or to be transferred to each transferee; or

    (c)
    as of the end of the seventh day after the Offer Date a combination of certificates that comply with either clause (a) or (b) from shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class B Shares, exclusive of shares owned immediately prior

4I

      to the Exclusionary Offer by the Offeror, has been delivered to the transfer agent and to the Secretary of the Corporation.

  (6)
  If a notice referred to in sub-clause 5(a)(i), 5(a)(iv), 5(b)(iii) or 5(b)(iv) is given and the conversion right provided for in paragraph 2 has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class B Shares in respect of which there are subsisting certificates that comply with either clause 5(a) or 5(b). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Class B Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause 5(a)(iv) or 5(b)(iv) shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause 5(a)(iv) or 5(b)(iv) shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Class B Shares so determined does not exceed 50% of the number of then outstanding Class B Shares, exclusive of shares owned immediately prior to the offer by the Offeror, paragraph 5 shall cease to apply and the conversion right provided for in paragraph 2 shall be in effect for the remainder of the Conversion Period.

  (7)
  As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Class A Subordinate Voting Shares a notice advising the holders as to whether they are entitled to convert their Class A Subordinate Voting Shares into Class B Shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of paragraph 6 or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

  (8)
  If a notice referred to in paragraph 7 discloses that the conversion right has come into effect, the notice shall:

  (a)
  include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

  (b)
  include the information set out in paragraph 3 hereof; and

  (c)
  be accompanied by a copy of the offer and all other material sent to holders of Class B Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Class B Shares in respect of the offer, the

4J

      Corporation shall send a copy of such additional material to each holder of Class A Subordinate Voting Shares.

  (9)
  Prior to or forthwith after sending any notice referred to in paragraph 7, the Corporation shall cause a press release to be issued to a Canadian national news-wire service, describing the contents of the notice.

9.	The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:	L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:
No restrictions.

10.	Other provisions, (if any):	Autres dispositions, s'il y a lieu.
None.

11.	The statements required by subsection 178(2) of the Business Corporations Act are attached as Schedule "A".	Les déclarations exigées aux termes du paragraphe 178(2) de la Loi sur les compagnies constituent l'annexe "A".
12.	A copy of the amalgamation agreement or directors resolutions (as the case may be) is/are attached as Schedule "B".	Une copie de la convention de fusion ou les résolutions des administrateurs (selon la cas) constitue(nt) l'annexe "B".

5

These articles are signed in duplicate.	Les présents statuts sont signés en double exemplaire.

Names of the amalgamating corporations and signatures and descriptions of the office of their proper officers.	Dénomination sociale des compagnies qui fusionnent, signature et fonction de leurs dirigeants régulièrement désignés.
1305291 ONTARIO INC.		1305272 ONTARIO INC.
By:	/s/ Vincent J. Galifi	By:	/s/ Werner Czernohorsky
	President		President
By:	/s/ J. Brian Colburn	By:	/s/ J. Brian Colburn
	Executive Vice-President and Secretary		Executive Vice-President and Secretary
MI DEVELOPMENTS INC.		1276073 ONTARIO INC.
By:	/s/ Werner Czernohorsky	By:	/s/ Werner Czernohorsky
	Deputy Chairman		President
By:	/s/ J. Brian Colburn	By:	/s/ J. Brian Colburn
	Executive Vice-President and Secretary		Executive Vice-President and Secretary

6

SCHEDULE "A"
STATEMENT OF DIRECTOR OR OFFICER

I, J. Brian Colburn, of the City of Toronto, in the Province of Ontario, solemnly state that:

1.
I am the Executive Vice-President and Secretary of 1305291 Ontario Inc. (hereinafter called the "Corporation"), one of the amalgamating corporations, and as such have personal knowledge of the matters herein deposed to.

2.
There are reasonable grounds for believing that:

(a)
the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b)
the realizable value of the assets of the amalgamated corporation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)
no creditor of the Corporation will be prejudiced by the amalgamation.

DATED this 29th day of August, 2003.

/s/ J. BRIAN COLBURN J. Brian Colburn

SCHEDULE "A"
STATEMENT OF DIRECTOR OR OFFICER

I, J. Brian Colburn, of the City of Toronto, in the Province of Ontario, solemnly state that:

1.
I am the Executive Vice-President and Secretary of 1305272 Ontario Inc. (hereinafter called the "Corporation"), one of the amalgamating corporations, and as such have personal knowledge of the matters herein deposed to.

2.
There are reasonable grounds for believing that:

(a)
the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b)
the realizable value of the assets of the amalgamated corporation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)
no creditor of the Corporation will be prejudiced by the amalgamation.

DATED this 29th day of August, 2003.

/s/ J. BRIAN COLBURN J. Brian Colburn

SCHEDULE "A"
STATEMENT OF DIRECTOR OR OFFICER

I, J. Brian Colburn, of the City of Toronto, in the Province of Ontario, solemnly state that:

1.
I am the Executive Vice-President and Secretary of MI Developments Inc. (hereinafter called the "Corporation"), one of the amalgamating corporations, and as such have personal knowledge of the matters herein deposed to.

2.
There are reasonable grounds for believing that:

(a)
the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b)
the realizable value of the assets of the amalgamated corporation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)
no creditor of the Corporation will be prejudiced by the amalgamation.

DATED this 29th day of August, 2003.

/s/ J. BRIAN COLBURN J. Brian Colburn

SCHEDULE "A"
STATEMENT OF DIRECTOR OR OFFICER

I, J. Brian Colburn, of the City of Toronto, in the Province of Ontario, solemnly state that:

1.
I am the Executive Vice-President and Secretary of 1276073 Ontario Inc. (hereinafter called the "Corporation"), one of the amalgamating corporations, and as such have personal knowledge of the matters herein deposed to.

2.
There are reasonable grounds for believing that:

(a)
the Corporation is and the amalgamated corporation will be able to pay its liabilities as they become due;

(b)
the realizable value of the assets of the amalgamated corporation will not be less than the aggregate of its liabilities and stated capital of all classes; and

(c)
no creditor of the Corporation will be prejudiced by the amalgamation.

DATED this 29th day of August, 2003.

/s/ J. BRIAN COLBURN J. Brian Colburn

SCHEDULE B

AMALGAMATION AGREEMENT

        THIS AGREEMENT made as of the 29th day of August, 2003,

B E T W E E N:

      1305291 ONTARIO INC.,
      a corporation existing under the laws of the Province of Ontario,
      ("Numberco")

— and —

      1305272 ONTARIO INC.,
      a corporation existing under the laws of the Province of Ontario,
      ("Old MID")

— and —

      MI DEVELOPMENTS INC.,
      a corporation existing under the laws of the Province of Ontario,
      ("New MID")

— and —

      1276073 ONTARIO INC.,
      a corporation existing under the laws of the Province of Ontario,
      ("Realco")

WHEREAS:

A.
Each of Numberco, Old MID, New MID and Realco is a corporation existing under the Business Corporations Act (Ontario) (the "Act");

B.
Numberco is authorized to issue an unlimited number of Common Shares, of which 1,000 Common Shares are currently issued and outstanding, and all of which are registered in the name of Magna International Inc. ("Magna");

C.
Old MID is authorized to issue an unlimited number of Common Shares, of which 5,001 Common Shares are currently issued and outstanding, and all of which are registered in the name of Magna;

D.
New MID is authorized to issue an unlimited number of Common Shares, of which 1,000 Common Shares are currently issued and outstanding, and all of which are registered in the name of Old MID;

E.
Realco is authorized to issue an unlimited number of Common Shares, of which 2,000 Common Shares are currently issued and outstanding, and all of which are registered in the name of Old MID; and

F.
under the authority conferred by the Act, the parties hereto have agreed to amalgamate and continue as one corporation on the terms hereinafter set out herein,

        NOW THEREFORE THIS AGREEMENT WITNESSES as follows:

        1.    Interpretation.    In this Agreement:

  (a)
  "Amalgamated Corporation" means the corporation continuing from the Amalgamation;

  (b)
  "Amalgamating Corporations" means Numberco, Old MID, New MID and Realco, and "Amalgamating Corporation" means each of them;

  (c)
  "Amalgamation" means the amalgamation of the Amalgamating Corporations herein provided for;

  (d)
  "Class A Number" means the quotient, rounded down to the nearest whole number, obtained when the number of issued and outstanding Class A Subordinate Voting Shares in the capital stock of Magna, as at 5:00 p.m. (Toronto time) on the Effective Date, is divided by two;

  (e)
  "Class B Number" means the quotient, rounded down to the nearest whole number, obtained when the number of issued and outstanding Class B Shares in the capital stock of Magna, as at 5:00 p.m. (Toronto time) on the Effective Date, is divided by two;

  (f)
  "Effective Date" means August 29, 2003 or such other date as the parties may mutually agree to, which date shall be set out on the certificate endorsed by the Director appointed under the Act on the articles of amalgamation giving effect to the Amalgamation;

  (g)
  "Effective Time" means 5:00 pm. (Toronto time) on the Effective Date;

  (h)
  "Magna" means Magna International Inc.; and

  (i)
  "PUC" means "paid-up capital" for purposes of the Income Tax Act (Canada).

        Unless the context otherwise requires, all terms used in this Agreement that are defined in the Act have the respective meanings given to them in the Act. Unless otherwise indicated, any reference in this Agreement to a Section or Schedule refers to the specified Section of or Schedule to this Agreement and all dollar amounts are expressed in Canadian funds.

        2.    Amalgamation.    Subject to the provisions of this Agreement, the Amalgamating Corporations agree to amalgamate and continue as one corporation under the Act as of the Effective Time.

        3.    Effect of Amalgamation.    Upon the amalgamation of the Amalgamating Corporations and their continuance as one corporation becoming effective:

  (a)
  the Amalgamated Corporation shall possess all the property, rights, privileges and franchises and shall be subject to all liabilities, including civil, criminal and quasi-criminal and all contracts, disabilities and debts of each of the Amalgamating Corporations;

  (b)
  a conviction against, or ruling, order or judgement in favour or against any of the Amalgamating Corporations may be enforced by or against the Amalgamated Corporation;

  (c)
  the Amalgamated Corporation shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against the Amalgamating Corporations before the Amalgamation has become effective; and

  (d)
  except for the purposes specified in the Act, the Amalgamated Corporation's articles of amalgamation shall be deemed to be its articles of incorporation and the Amalgamated Corporation's certificate of amalgamation shall be deemed to be its certificate of incorporation.

        4.    Name.    The name of the Amalgamated Corporation shall be:

MI Developments Inc.

        5.    Registered Office.    The registered office of the Amalgamated Corporation shall be located in the Town of Aurora in the Province of Ontario. The address of the registered office of the Amalgamated Corporation shall be 455 Magna Drive, Aurora, Ontario, L4G 7A9.

        6.    Business and Powers.    There shall be no restrictions on the business the Amalgamated Corporation may carry on or on the powers it may exercise.

        7.    Authorized Share Capital.    The Amalgamated Corporation shall be authorized to issue:

  (a)
  an unlimited number of Preferred Shares, issuable in series;

  (b)
  706,170 Class B Shares; and

  (b)
  an unlimited number of Class A Subordinate Voting Shares.

        8.    Share Provisions.    Each of the Preferred Shares, as a class, the Class A Subordinate Voting Shares and the Class B Shares of the Amalgamated Corporation shall have attached thereto the respective rights, privileges, restrictions and conditions set out in the attached Schedule A which forms part of this Agreement.

        9.    Number of Directors.    The Amalgamated Corporation shall have not less than three (3) and not more than fifteen (15) directors. The number of directors of the Amalgamated Corporation and the number of directors to be elected at the annual meeting of shareholders of the Amalgamated Corporation shall be such number within the minimum and maximum numbers specified in the articles of the Amalgamated Corporation as shall be determined from time to time by special resolution of the shareholders of the Amalgamated Corporation or by resolution of the directors of the Amalgamated Corporation, and the directors of the Amalgamated Corporation are hereby specifically empowered to make such determination.

        10.    First Directors.    Until changed in accordance with the Act, the number of directors to be elected at the annual meeting of shareholders of the Amalgamated Corporation shall be set initially at three (3). The first directors of the Amalgamated Corporation shall be as follows:

Name	Address for Service	Resident Canadian
J. Brian Colburn	337 Magna Drive Aurora, Ontario L4G 7K1	Yes
Werner Czernohorsky	455 Magna Drive Aurora, Ontario L4G 7A9	Yes
Vincent J. Galifi	337 Magna Drive Aurora, Ontario L4G 7K1	Yes

        Each director named above shall hold office until the first annual meeting of shareholders of the Amalgamated Corporation or until his successor is elected or appointed.

        11.    Conversion of Shares of Amalgamating Corporations.    At the Effective Time, the issued and outstanding shares of each of the Amalgamating Corporations shall be cancelled or converted into fully paid and non-assessable shares of the Amalgamated Corporation as follows:

  (a)
  all of the issued and outstanding Common Shares of Numberco and all of the issued and outstanding Common Shares of Old MID shall be converted into the Class B Number of Class B Shares of the Amalgamated Corporation and the Class A Number of Class A Subordinate Voting Shares of the Amalgamated Corporation, and the remaining authorized but unissued common shares of each of Numberco and Old MID shall be cancelled;

  (b)
  all of the issued and outstanding Common Share of New MID shall be cancelled, without any repayment of capital in respect thereof, and shall not be converted into shares of the Amalgamated Corporation, and the remaining authorized but unissued Common Shares of New MID shall be cancelled; and

  (c)
  all of the issued and outstanding Common Share of Realco shall be cancelled, without any repayment of capital in respect thereof, and shall not be converted into shares of the Amalgamated Corporation, and the remaining authorized but unissued Common Shares of Realco shall be cancelled.

        12.    Stated Capital.    The stated capital attributable immediately following the Amalgamation to the shares of the Amalgamated Corporation that are issued upon the Amalgamation shall be the dollar amounts determined as follows:

Class of Shares	Stated Capital
Class B Shares	(X + Y) * B / (A + B)
Class A Subordinate Voting Shares	(X + Y) * A / (A + B)

where:
X	equals the PUC of all of the issued and outstanding Common Shares of Numberco, immediately prior to the Effective Time;
Y	equals the PUC of all of the issued and outstanding Common Shares of Old MID, immediately prior to the Effective Time; and
A	equals the total number of Class A Subordinate Voting Shares of the Amalgamated Corporation issued upon the Amalgamation; and
B	equals the total number of Class B Shares of the Amalgamated Corporation issued upon the Amalgamation.

        13.    No Fractional Shares.    No holders of shares of the Amalgamating Corporations shall be entitled to any fractional shares of the Amalgamated Corporation.

        14.    Replacement of Share Certificates.    Following the Effective Time, holders of certificates representing shares of the Amalgamating Corporations may (and, if requested by the Amalgamated Corporation, shall) surrender to the Amalgamated Corporation for cancellation the certificates representing the shares of the Amalgamating Corporations held by them immediately prior to the Effective Time and, with respect to holders of certificates representing shares of Numberco and Old MID, shall be entitled to receive certificates representing the shares of the Amalgamated Corporation into which those shares were converted. All such replacement certificates shall be issued by or on behalf of the Amalgamated Corporation at no cost to the holders entitled thereto.

        15.    By-laws.    Until repealed, altered or amended, the by-laws of the Amalgamated Corporation shall be the same as the by-laws of Old MID. A copy of the by-laws may be examined at the address of the registered office of the Amalgamated Corporation.

        16.    Compliance with the Act.    Subject to Section 17, as soon as reasonably practicable following the approval of this Agreement in accordance with the provisions of the Act and other applicable law, the Amalgamating Corporations shall comply with the provisions of the Act for the purpose of bringing the Amalgamation into effect as of the Effective Time, including by filing articles of amalgamation giving effect to the Amalgamation such that the certificate endorsed thereon is dated the Effective Date.

        17.    Termination.    At any time before the endorsement by the Director appointed under the Act of a certificate on the articles of amalgamation giving effect to the Amalgamation, this Agreement may be terminated by an instrument in writing signed on behalf of the directors of any of the Amalgamating Corporations, despite the prior approval of this Agreement by the shareholders of any of the Amalgamating Corporations.

        18.    Amendment.    This Agreement may be amended by an instrument in writing signed by each of the Amalgamating Corporations, provided that such amendment has been approved on behalf of each Amalgamating Corporation by: (i) a resolution of the directors of such Amalgamating Corporation, and (ii) unless the resolution passed by the directors of such Amalgamating Corporation waives the requirement for approval by the holders of shares of a particular class by reason of the amendment not being prejudicial to the interests of the holders of shares of such class, a special resolution passed by the holders of each class of shares of such Amalgamating Corporation and by such other approvals as are required under applicable law.

        19.    Counterparts.    This agreement may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

        IN WITNESS WHEREOF the parties hereto have executed this Agreement with effect as of the date hereof.

1305291 ONTARIO INC.		1305272 ONTARIO INC.

By:	/s/ Vincent J. Galifi	By:	/s/ Werner Czernohorsky

	Vincent J. Galifi President		Werner Czernohorsky President

By:	/s/ J. Brian Colburn	By:	/s/ J. Brian Colburn

	J. Brian Colburn Executive Vice-President and Secretary		J. Brian Colburn Executive Vice-President and Secretary

MI DEVELOPMENTS INC.		1276073 ONTARIO INC.

By:	/s/ Werner Czernohorsky	By:	/s/ Werner Czernohorsky

	Werner Czernohorsky Deputy Chairman		Werner Czernohorsky President

By:	/s/ J. Brian Colburn	By:	/s/ J. Brian Colburn

	J. Brian Colburn Executive Vice-President and Secretary		J. Brian Colburn Executive Vice-President and Secretary

Schedule A to
Amalgamation Agreement

SHARE PROVISIONS

1.
The rights, privileges, restrictions and conditions attaching to the Preference Shares issuable in series are as follows:

(1)
The said Preference Shares may at any time or from time to time be issued in one (1) or more series, each series to consist of such number of shares as may before the issue thereof be determined by the directors and subject to the filing of articles of amendment in prescribed form with the Minister, and the issuance of his certificate in respect thereof, the directors of the Corporation may (subject as hereinafter provided) by resolution fix from time to time before the issue thereof the designation, privileges, rights, conditions and restrictions attaching to the said Preference Shares of each series, including without limiting the generality of the foregoing, the rate of preferential dividends, the dates of payment thereof, the redemption price and terms and conditions of redemption, conversion rights (if any) and any sinking fund or other provisions.

(2)
Each series of the said Preference Shares shall be entitled to preference over the Class A Subordinate Voting Shares and Class B Shares of the Corporation, and any other shares ranking junior to the said Preference Shares, with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Class A Subordinate Voting Shares and Class B Shares of the Corporation and any other shares ranking junior to the said Preference Shares as may be determined as to the respective series authorized to be issued.

(3)
The said Preference Shares of each series shall rank on a parity with the said Preference Shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation whether voluntary or involuntary or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

(4)
Subject to applicable law and the provisions of any particular series of Preference Shares, the holders of the said Preference Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation, and shall not be entitled to vote at any such meeting. The holders of the said Preference Shares shall, however, be entitled to notice of meetings of the shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale of its undertaking or a substantial part thereof.

  (5)
  Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the said Preference Shares or to create shares ranking in priority to or on a parity with the said Preference Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the said Preference Shares duly called for that purpose upon at least twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of the Corporation and each holder of a said Preference Share shall be entitled to one (1) vote at such meeting in respect of each said Preference Share held.

2.
The rights, privileges, restrictions and conditions attaching to the 706,170 Class B Shares are as follows:

  Voting

  (1)
  The Class B Shares shall carry and be entitled to five hundred (500) votes per share at all meetings of shareholders of the Corporation, except a meeting of holders of a particular class or series of shares.

  Dividends

  (2)
  Subject to paragraph three (3), each Class B Share shall participate equally as to dividends with each Class A Subordinate Voting Share without preference, priority, or distinction. No dividend shall at any time be declared or set aside or paid on the Class A Subordinate Voting Shares unless on the same date a dividend in the same amount per share or identical property of equal value per share is declared to be payable on the Class B Shares which dividend shall be payable on the same date as that declared on the Class A Subordinate Voting Shares. The holders of Class B Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph two (2).

  (3)
  Notwithstanding paragraph two (2) hereof, the Board of Directors of the Corporation may, in declaring simultaneous dividends on both the Class A Subordinate Voting Shares and Class B Shares, cause the dividend on the Class A Subordinate Voting Shares to be payable in Class A Subordinate Voting Shares and the dividend on the Class B Shares to be payable in Class B Shares or Class A Subordinate Voting Shares, but no dividend payable in Class B Shares may be declared on the Class A Subordinate Voting Shares.

  Subdivision or Consolidation

  (4)
  Neither the Class B Shares nor the Class A Subordinate Voting Shares shall be subdivided, consolidated, reclassified, or otherwise changed unless the other class of shares is subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner.

  Dissolution

  (5)
  In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class B Shares or Class A Subordinate Voting Shares shall be paid or distributed equally share for share to the holders of Class B Shares or Class A Subordinate Voting Shares respectively without preference or priority.

  Conversion

  (6)
  The Class B Shares, or any of them, may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time by the holder or holders thereof into fully-paid and non-assessable Class A Subordinate Voting Shares of the Corporation on the basis of one (1) Class A Subordinate Voting Share for each Class B Share; provided however that in the event of the liquidation, dissolution or winding-up of the Corporation such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up.

  (7)
  A holder of Class B Shares desiring to convert some or all of his Class B Shares into Class A Subordinate Voting Shares in accordance with the foregoing shall surrender the certificate or certificates representing the Class B Shares which he desires to be converted to the transfer agent for the time being of the Corporation, together with a request in writing for such conversion with his signature thereon verified, as the directors of the Corporation may from time to time require.

  Amendments to Articles

  (8)
  Any amendment to the Articles of the Corporation to delete or vary any privilege, right, condition or restriction attaching to the Class B Shares or to create shares ranking in priority to or on a parity with the Class B Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class B Shares, duly called for that purpose.

3.
The rights, privileges, restrictions and conditions attaching to the Class A Subordinate Voting Shares are as follows:

  Voting

  (1)
  The Class A Subordinate Voting Shares shall carry and be entitled to one (1) vote per share at all meetings of shareholders of the Corporation, except a meeting of holders of a particular class or series of shares.

  Dividends

  (2)
  Subject to paragraph three (3), the holders of Class A Subordinate Voting Shares shall be entitled to receive such dividends as may be declared thereon by the Board of Directors. Subject to paragraph three (3), each Class A Subordinate Voting Share shall participate equally as to dividends with each Class B Share without preference, priority, or distinction. No dividend shall at any time be declared or set aside or paid on the Class B Shares unless on the same date a dividend in the same amount per share or identical property of equal value per share is declared to be payable on the Class A Subordinate Voting Shares which dividend shall be payable on the same date as that declared on the Class B Shares. The holders of Class A Subordinate Voting Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph two (2).

  (3)
  Notwithstanding paragraph two (2) hereof, the Board of Directors of the Corporation may, in declaring simultaneous dividends, on both the Class A Subordinate Voting Shares and Class B Shares, cause the dividend on the Class A Subordinate Voting Shares to be payable in Class A Subordinate Voting Shares and the dividend on the Class B Shares to be payable in Class A Subordinate Voting Shares or in Class B Shares, but no dividend payable in Class B Shares may be declared on the Class A Subordinate Voting Shares.

  Subdivision or Consolidation

  (4)
  Neither the Class A Subordinate Voting Shares nor Class B Shares shall be subdivided, consolidated, reclassified, or otherwise changed unless the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

  Dissolution

  (5)
  In the event of the liquidation, dissolution, or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs, all the property and assets of the Corporation available for distribution to the holders of the Class A Subordinate Voting Shares or Class B Shares shall be paid or distributed equally share for share to the holders of the

    Class A Subordinate Voting Shares or Class B Shares respectively without preference or priority.

  Amendments to Articles

  (6)
  Any amendment to the Articles of the Corporation to delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Subordinate Voting Shares or to create shares ranking in priority to or on a parity with the Class A Subordinate Voting Shares, in addition to the authorization by a special resolution, may be authorized by at least two-thirds (2/3) of the votes cast at a meeting of the holders of the Class A Subordinate Voting Shares, duly called for that purpose.

4.
In addition to the provisions contained in Section 3 above, the holders of Class A Subordinate Voting Shares are entitled to certain protections in the event of an offer being made for the Class B Shares, as follows:

  Definitions

  (1)
  For the purposes of this Section 4:

  (a)
  "affiliate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

  (b)
  "associate" has the meaning assigned by the Securities Act (Ontario), as amended from time to time;

  (c)
  "Conversion Period" means the period of time commencing on the eighth day after the Offer Date and terminating on the Expiry Date;

  (d)
  "Converted Shares" means the Class B Shares of the Corporation resulting from the conversion of Class A Subordinate Voting Shares of the Corporation into Class B Shares pursuant to paragraph 2;

  (e)
  "Exclusionary Offer" means an offer to purchase Class B Shares that:

  (i)
  must, by reason of applicable securities legislation or the requirements of a stock exchange on which the Class B Shares are listed, be made to all or substantially all of the holders of Class B Shares who are in a province of Canada in which the requirement applies; and

  (ii)
  is not made concurrently with an offer to purchase Class A Subordinate Voting Shares that is identical to the offer to purchase Class B Shares in terms of price per share and percentage of outstanding shares to be taken up exclusive of shares owned immediately prior to the offer by the Offeror, and in all other material respects (except with respect to the conditions that may be attached to the offer for Class B Shares), and that has no condition attached other than the right not to take up and pay for shares tendered if no shares are purchased pursuant to the offer for Class B Shares, and for the purposes of this definition if an offer to purchase Class B Shares is not an Exclusionary Offer as defined above but would be an Exclusionary Offer if it were not for subclause (ii), the varying of any term of such offer shall be deemed to constitute the making of a new offer unless an identical variation concurrently is made to the corresponding offer to purchase Class A Subordinate Voting Shares;

    (f)
    "Expiry Date" means the last date upon which holders of Class B Shares may accept an Exclusionary Offer;

    (g)
    "Offer Date" means the date on which an Exclusionary Offer is made;

    (h)
    "Offeror" means a person or company that makes an offer to purchase Class B Shares (the "bidder"), and includes any associate or affiliate of the bidder or any person or company that is disclosed in the offering document to be acting jointly or in concert with the bidder; and

    (i)
    "transfer agent" means the transfer agent for the time being of the Class B Shares.

  (2)
  Subject to paragraph 5, if an Exclusionary Offer is made, each outstanding Class A Subordinate Voting Share shall be convertible into one Class B Share at the option of the holder during the Conversion Period. The conversion right may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class A Subordinate Voting Shares which the holder desires to convert, and such notice shall be executed by such holder, or by his attorney duly authorized in writing, and shall specify the number of Class A Subordinate Voting Shares which the holder desires to have converted. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, the Corporation shall issue a share certificate representing fully-paid Class B Shares as above prescribed and in accordance with paragraph 4. If less than all of the Class A Subordinate Voting Shares represented by any share certificate are to be converted, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Class A Subordinate Voting Shares represented by the original share certificate which are not to be converted.

  (3)
  An election by a holder of Class A Subordinate Voting Shares to exercise the conversion right provided for in paragraph 2 shall be deemed to also constitute irrevocable elections by such holder to deposit the Converted Shares pursuant to the Exclusionary Offer (subject to such holder's right to subsequently withdraw the shares from the offer) and to exercise the right to convert into Class A Subordinate Voting Shares all Converted Shares in respect of which such holder exercises his right of withdrawal from the Exclusionary Offer or which are not otherwise ultimately taken up under the Exclusionary Offer. Any conversion into Class A Subordinate Voting Shares, pursuant to such deemed election, of Converted Shares in respect of which the holder exercises his right of withdrawal from the Exclusionary Offer shall become effective at the time such right of withdrawal is exercised. If the right of withdrawal is not exercised, any conversion into Class A Subordinate Voting Shares pursuant to such deemed election shall become effective,

  (a)
  in respect of an Exclusionary Offer which is completed, immediately following the time by which the Offeror is required by applicable securities legislation to take up and pay for all shares to be acquired by the Offeror under the Exclusionary Offer; and

  (b)
  in respect of an Exclusionary Offer which is abandoned or withdrawn, at the time at which the Exclusionary Offer is abandoned or withdrawn.

  (4)
  No share certificates representing Converted Shares shall be delivered to the holders of the shares before such shares are deposited pursuant to the Exclusionary Offer; the transfer agent, on behalf of the holders of the Converted Shares, shall deposit pursuant to the Exclusionary Offer a certificate or certificates representing the Converted Shares. Upon completion of the offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the Offeror for their Converted Shares pursuant to the offer. If Converted Shares are converted into Class A Subordinate Voting Shares pursuant to paragraph 3, the transfer agent shall deliver to the holders entitled thereto share certificates representing the Class A Subordinate Voting Shares resulting from the conversion. The Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this paragraph 4.

  (5)
  Subject to paragraph 6, the conversion right provided for in paragraph 2 shall not come into effect if:

  (a)
  prior to the time at which the offer is made there is delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate, as at the time the Exclusionary Offer is made, more than 50% of the then outstanding Class B Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the

      Offeror, which certificate or certificates shall confirm, in the case of each such shareholder, that such shareholder shall not:

      (i)
      tender any shares in acceptance of any Exclusionary Offer without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date;

      (ii)
      make any Exclusionary Offer;

      (iii)
      act jointly or in concert with any person or company that makes any Exclusionary Offer; or

      (iv)
      transfer any Class B Shares, directly or indirectly, during the time at which any Exclusionary Offer is outstanding without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class B Shares transferred or to be transferred to each transferee;

    (b)
    as of the end of the seventh day after the Offer Date there has been delivered to the transfer agent and to the Secretary of the Corporation a certificate or certificates signed by or on behalf of one or more shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class B Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, which certificate or certificates shall confirm, in the case of each such shareholder:

    (i)
    the number of Class B Shares owned by the shareholder;

    (ii)
    that such shareholder is not making the offer and is not an associate or affiliate of, or acting jointly or in concert with, the person or company making the offer;

    (iii)
    that such shareholder shall not tender any shares in acceptance of the offer, including any varied form of the offer, without giving the transfer agent and the Secretary of the Corporation written notice of such acceptance or intended acceptance at least seven days prior to the Expiry Date; and

    (iv)
    that such shareholder shall not transfer any Class B Shares, directly or indirectly, prior to the Expiry Date without giving the transfer agent and the Secretary of the Corporation written notice of such transfer or intended transfer at least seven days prior to the Expiry

        Date, which notice shall state, if known to the transferor, the names of the transferees and the number of Class B Shares transferred or to be transferred to each transferee; or

    (c)
    as of the end of the seventh day after the Offer Date a combination of certificates that comply with either clause (a) or (b) from shareholders of the Corporation owning in the aggregate more than 50% of the then outstanding Class B Shares, exclusive of shares owned immediately prior to the Exclusionary Offer by the Offeror, has been delivered to the transfer agent and to the Secretary of the Corporation.

  (6)
  If a notice referred to in sub-clause 5(a)(i), 5(a)(iv), 5(b)(iii) or 5(b)(iv) is given and the conversion right provided for in paragraph 2 has not come into effect, the transfer agent shall either forthwith upon receipt of the notice or forthwith after the seventh day following the Offer Date, whichever is later, determine the number of Class B Shares in respect of which there are subsisting certificates that comply with either clause 5(a) or 5(b). For the purpose of this determination, certificates in respect of which such a notice has been filed shall not be regarded as subsisting insofar as the Class B Shares to which the notice relates are concerned; the transfer that is the subject of any notice referred to in sub-clause 5(a)(iv) or 5(b)(iv) shall be deemed to have already taken place at the time of the determination; and the transferee in the case of any notice referred to in sub-clause 5(a)(iv) or 5(b)(iv) shall be deemed to be a person or company from whom the transfer agent does not have a subsisting certificate unless the transfer agent is advised of the identity of the transferee, either by such notice or by the transferee in writing, and such transferee is a person or company from whom the transfer agent has a subsisting certificate. If the number of Class B Shares so determined does not exceed 50% of the number of then outstanding Class B Shares, exclusive of shares owned immediately prior to the offer by the Offeror, paragraph 5 shall cease to apply and the conversion right provided for in paragraph 2 shall be in effect for the remainder of the Conversion Period.

  (7)
  As soon as reasonably possible after the seventh day after the Offer Date, the Corporation shall send to each holder of Class A Subordinate Voting Shares a notice advising the holders as to whether they are entitled to convert their Class A Subordinate Voting Shares into Class B Shares and the reasons therefor. If such notice discloses that they are not so entitled but it is subsequently determined that they are so entitled by virtue of paragraph 6 or otherwise, the Corporation shall forthwith send another notice to them advising them of that fact and the reasons therefor.

  (8)
  If a notice referred to in paragraph 7 discloses that the conversion right has come into effect, the notice shall:

  (a)
  include a description of the procedure to be followed to effect the conversion and to have the Converted Shares tendered under the offer;

    (b)
    include the information set out in paragraph 3 hereof; and

    (c)
    be accompanied by a copy of the offer and all other material sent to holders of Class B Shares in respect of the offer, and as soon as reasonably possible after any additional material, including a notice of variation, is sent to the holders of Class B Shares in respect of the offer, the Corporation shall send a copy of such additional material to each holder of Class A Subordinate Voting Shares.

  (9)
  Prior to or forthwith after sending any notice referred to in paragraph 7, the Corporation shall cause a press release to be issued to a Canadian national news-wire service, describing the contents of the notice.

QuickLinks

EXHIBIT 99.1
SCHEDULE "A" STATEMENT OF DIRECTOR OR OFFICER
SCHEDULE "A" STATEMENT OF DIRECTOR OR OFFICER
SCHEDULE "A" STATEMENT OF DIRECTOR OR OFFICER
SCHEDULE "A" STATEMENT OF DIRECTOR OR OFFICER
SCHEDULE B AMALGAMATION AGREEMENT
Schedule A to Amalgamation Agreement SHARE PROVISIONS